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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 6th Avenue West
(No. and Street)

East Northport (City) New York (State) 11731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz (631) 261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

CARYN PIRRETTI
Notary Public, State of New York
No. 4975583-Suffolk County
Commission Expires Dec. 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Investors Planning Services, Corp.

We have audited the accompanying financial statements of Investors Planning Services, Corp. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and comprehensive income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Investors Planning Services, Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Investors Planning Services, Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplementary information on pages 15-16 have been subjected to audit procedures performed in conjunction with the audit of Investors Planning Services, Corp.'s financial statements. The supplementary information is the responsibility of Investors Planning Services, Corp.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 13, 2015

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets	
Current assets:	
Cash and cash equivalents	$ 6,843
Accounts receivable (Note 2)	5,614
Prepaid expenses and other current assets	827
Total current assets	13,284
Other assets:	
Investments (Note 3)	34,064
Total assets	$ 47,348
Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 4,598
Payroll taxes payable	312
Total current liabilities	4,910
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	10,000
Additional paid-in capital	5,405
Retained earnings	29,801
Accumulated other comprehensive gain (loss)	
Unrealized gain (loss) on investment	(2,768)
Total stockholder's equity	42,438
Total liabilities and stockholder's equity	$ 47,348

See accompanying report of independent registered public accounting firm and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

Investors Planning Services, Corp. ("the Company") is a corporation organized under the laws of the State of New York on December 13, 2000, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

1. Summary of significant accounting policies (continued)

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. There was no advertising expense for the year ended December 31, 2014.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2014) have been evaluated through February 13, 2015, which is the date the financial statements were available to be issued.

2. Accounts receivable

Accounts receivable of $5,614 were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. Investments

The carrying value and estimated fair value of marketable securities available for sale at December 31, 2014 is as follows:

	Carrying Value	Fair Value	Unrealized Loss
Municipal bonds	$ 36,832	$ 34,064	$ (2,768)

4. **Fair value measurements**

In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Municipal bonds – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ 34,064	$ --	$ --	$ 34,064

5. **SEP pension plan**
The Company has set up a SEP pension plan, which covers all employees who meet the plan's eligibility requirements. SEP expense for the year ended December 31, 2014 was $2,500.

6. **Net capital**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014 the Company had net capital of $33,893, which was $28,893 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.14487 to 1 as of December 31, 2014.

7. **Commitments**
The Company rents office space month to month in East Northport, New York at the rate of $500 per month from a shareholder of the Company. The total rent expense for the year ended December 31, 2014 was $6,000.